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Exhibit 1

Contact:
Martin Forrest	John Gallagher
Senior Manager,	Media Relations Manager
Corporate Communications	Corporate Communications
& Investor Relations	& Investor Relations
Chiron Corporation	Chiron Corporation
510.923.5705	510.923.6905

Chiron Corporation to Acquire Matrix Pharmaceutical

—Acquisition expands Chiron's oncology franchise—

    Emeryville, Calif., January 7, 2002– Chiron Corporation (Nasdaq: CHIR) today announced that it has entered into a definitive agreement with Matrix Pharmaceutical Inc. (Nasdaq: MATX) to acquire the company for $61 million. The agreement is expected to close in the first quarter of 2002, and is subject to the valid tender of at least a majority of the outstanding Matrix shares, on a fully diluted basis, and to customary government filings and other customary conditions. The boards of directors of both companies have unanimously approved the transaction.

    "This agreement with Matrix is an important first step toward expanding our oncology portfolio, in keeping with Chiron's strategic focus on cancer and infectious disease," said Craig Wheeler, president of Chiron's BioPharmaceuticals division. "Matrix's tezacitabine program is an exciting addition to our portfolio of cancer therapeutics. We believe that tezacitabine will be a good fit with Chiron's specialized oncology field force."

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Chiron Corporation to Acquire Matrix Pharmaceutical

    Matrix has been developing tezacitabine (FMdC), a next-generation nucleoside analogue, to treat cancer. Nucleoside analogues are a class of drugs that affect DNA synthesis. Matrix has completed several Phase I studies with tezacitabine in patients with solid tumor cancers, including esophogeal, biliary, lung and colorectal. Various doses and treatment regimens were evaluated. The side effect profile for tezacitabine is consistent with that of other nucleoside analogues, with fevers and clinically manageable reductions in white blood cell counts being the most commonly reported side effects.

    Based on the results from the Phase I studies, Matrix had moved tezacitabine into Phase II. Once the acquisition of Matrix by Chiron is consummated, Chiron will move ahead on the Phase II program for tezacitabine in several solid-tumor indications.

About Chiron Corporation

    Chiron Corporation, headquartered in Emeryville, California, is a leading biotechnology company that participates in three global healthcare markets: biopharmaceuticals, vaccines, and blood testing. The company is applying an integrated scientific approach to the development of innovative products for preventing and treating cancer and infection. For more information about Chiron, visit the company's web site at http://www.chiron.com

    Chiron's leading cancer product is Proleukin® (aldesleukin), a recombinant form of human interleukin-2, that is approved for the treatment of metastatic kidney cancer and metastatic melanoma. The companies oncology portfolio includes a Phase II program in collaboration with Ribozyme Pharmaceuticals Inc. for AngiozymeTM and a Phase I program for Proleukin in combination with rituximab in the treatment of patients with non-Hodgkins lymphoma.

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Chiron Corporation to Acquire Matrix Pharmaceutical

This news release contains forward-looking statements that involve risks and uncertainties. A full discussion of Chiron's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents the company files with the SEC, such as forms 10-Q and 10-K. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review, manufacturing capabilities and marketing effectiveness.

In line with SEC Rule FD, Chiron Corporation does not undertake an obligation to update the forward-looking information we are giving today.

Matrix Pharmaceutical, Inc. stockholders are advised to read Chiron Corporation's Tender Offer Statement on Schedule TO and Matrix's Solicitation/Recommendation Statement on Schedule 14D-9 when they are available because they will contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents will be available for free at the Securities and Exchange Commission's website at www.sec.gov. In addition, the Schedule TO will be available from Chiron Corporation, 4560 Horton Street, Emeryville, California 94608, Telephone: (510) 655-8729, and the Schedule 14D-9 will be available from Matrix Pharmaceutical, Inc., 34700 Campus Drive, Fremont, California, 94555, Telephone: (510) 742-9900. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Matrix. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

Proleukin is a registered trademark of Chiron Corporation. Angiozyme is a registered trademark of Ribozyme Pharmaceuticals Inc.

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Chiron Corporation to Acquire Matrix Pharmaceutical